UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of: August 2026
Commission file number: 001-38350

Lithium Argentina AG
(Translation of Registrant’s name into English)

Dammstrasse 19, 6300 Zug,
Switzerland
(Address of Principal Executive Office)
900 West Hastings Street, Suite 310,
Vancouver, British Columbia,
Canada V6C 1E5
(North American Mailing Address)

Indicate by check mark whether the registrant files or will file annual reports under cover:
Form 20-F [X]           Form 40-F [ ]

INCORPORATION BY REFERENCE
Exhibits 99.1, 99.2, 99.6, 99.7, 99.8 and 99.9 to this Form 6-K of Lithium Argentina AG (the "Company") are hereby incorporated by reference as exhibits to the Registration Statements (File No. 333-238142, File No. 333-227816, and File No. 333-282163) on Form S-8 of the Company, as amended or supplemented.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lithium Argentina AG
(Registrant)

By:	“Samuel Pigott”
Name:	Samuel Pigott
Title:	Chief Executive Officer
Dated: August 11, 2026

EXHIBIT INDEX

Exhibit	Description

99.1	Condensed Consolidated Interim Financial Statements for the six months ended June 30, 2026

99.2	Management’s Discussion and Analysis for the six months ended June 30, 2026

99.3	CEO Certification

99.4	CFO Certification

99.5	News Release dated August 11, 2026

99.6	Consent of David Burga

99.7	Consent of James Wang

99.8	Consent of Frederik Reidel

99.9	Consent of Dr. Mark King